Corrigent signs a long term agreement with Media Broadcast GmbH for
                     Deutsche Telekom's customer in Germany

Tel Aviv, Israel - February 6th, 2008 - Corrigent Systems, a leading provider of Carrier Ethernet transport solutions for next-generation service provider networks, today announced that its CM-100 and CM-4000 product lines were selected by Media Broadcast as a main network infrastructure building block for network solutions deployed by Deutsche Telekom's wholesale business unit, and leased to a leading cable operator in Germany. Deployments in Lower Saxony and Bavaria begin this year, and rollout in further regions for the leading cable operator are expected to span over the next years as part of a 15-year agreement. First shipments of the CM-100 have commenced.

Corrigent's CM platforms offer a 10Gbps solution combining Ethernet transport, full support of legacy SONET/SDH capabilities, MPLS and RPR technologies, with end-to-end network management, to allow cost-effective and resilient delivery of video, voice and data multi-play services.

The CM-4000 supports the gradual migration from today's broadcast-centric services to future personalized video services, offering the highest levels of Quality of Experience (QoE) with capacity scaling capabilities required to address the expected growth in on-demand services.

"We are proud to be selected by Media Broadcast for Deutsche Telekom's cable operator customers" said Izhak Tamir, President and CEO of Corrigent Systems, "We are looking forward to establishing a long term partnership with Media Broadcast and Deutsche Telekom, and will work with them closely to address their customers' evolving needs."


About Corrigent

Corrigent Systems is a leader in next generation metro transport systems. Corrigent's products represent the convergence of traditional transport and Carrier Ethernet. They merge the well defined and proven resiliency, quality, OA&M and cost characteristics of the transport network with state-of-the-art Carrier Ethernet packet processing and traffic management capabilities, to allow scalable and reliable delivery of video, voice and data services. By cost effectively supporting any mix of Ethernet and TDM traffic, Corrigent's products secure service providers' CAPEX investments, allowing them rollout of advanced Residential Multi-Play and Business Ethernet services, together with traditional services and the means to gradually migrate them, over the same network infrastructure.

Orckit Communications (NASDAQ: ORCT) is the parent company of Corrigent Systems. For more information: http://www.corrigent.com



Corrigent Systems, CM-100 and CM-4000 are trademarks of Corrigent Systems, Inc. All other Brands and products referenced herein are the trademarks or registered trademarks of their respective holders. Certain matters discussed in this release are forward-looking statements that involve risks and uncertainties. Readers are cautioned that forward-looking statements may differ significantly from actual future events or results. Corrigent assumes no obligation to update the information in this release.